Exhibit 1.01

Conflict Minerals Report of

WSI Industries, Inc.

I.	Introduction

This is the Conflict Minerals Report of WSI Industries, Inc. (“WSI Industries,” the “Company,” “we,” “us,” or “our”) prepared for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Act”). Undefined terms in this Conflict Minerals Report have the definitions ascribed to them in Rule 13p-1 of the Act and Form SD.

About WSI Industries

WSI Industries performs precision contract machining for customers in the aerospace/ avionics/ defense industries, automotive industry, recreational powersports vehicles (ATV and motorcycle) markets, energy industry and bioscience industry. Contract manufacturing constitutes our entire business. We manufacture metal components in medium to high volumes requiring tolerances as close as one ten-thousandth (.0001) of an inch. These components are manufactured in accordance with customer specifications using materials both purchased by us as well as being supplied by our customer.

In accordance with Rule 13p-1, we reviewed our products and determined that conflict minerals were necessary to the functionality or production certain products we manufactured or contracted to manufacture in the reporting period of January 1, 2014 to December 31, 2014 (the “covered products”). These covered products consist of certain engine components we manufacture for customers in our powersports business, which components contain the conflict minerals of tungsten and tin.

Reasonable Country of Origin Inquiry

WSI Industries identified the suppliers whose components, parts or other goods included in the covered products contained or may contain conflict minerals. There were seven such suppliers. None of the necessary conflict minerals included in the covered products were from recycled or scrap sources.

Because of the limited number of suppliers and based upon the results of last year’s reasonable country of origin inquiry and due diligence measures, we determined to satisfy the requirement to conduct a reasonable country of origin inquiry through the conduct of due diligence on the source and chain of custody of the necessary conflict minerals in the covered products. Accordingly, our 2014 reasonable country of origin inquiry is encompassed within the due diligence measures performed for 2014. The design of the due diligence framework, the measures performed, and the results of this due diligence is discussed below.

II.	Design of Due Diligence Measures

WSI Industries designed its own framework for conducting due diligence relating to conflict minerals. In certain respects, the design of the framework and conduct of the due diligence followed certain of the general principles set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the “OECD Guidance”).

WSI Industries, as a purchaser of component parts, is many steps removed from the mining of conflict minerals; we do not purchase raw ore or unrefined conflict minerals, and conduct no purchasing activities directly in the covered countries.

III.	Due Diligence Measures Performed

The following describes the measures we took to exercise due diligence on the source and chain of custody of the necessary conflict minerals in the covered products:

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As discussed above, we first determined which of the products that we manufactured or contracted to be manufactured contained or could possibly contain conflict minerals. In circumstances where we could not determine the composition of the components, parts or other goods included in our products, we contacted the supplier for this information. We relied upon determinations by our customers and suppliers regarding whether the conflict minerals are necessary to the functionality or production of these products. Upon examination, we determined that certain engine components we manufacture for customers in our powersports business (the “covered products”) contain tungsten and tin that was necessary to the functionality or production of these products.

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We then identified the suppliers that provided us with the components, parts or other goods containing conflict minerals included in the covered products, of which there were seven. We developed a plan to solicit information from these suppliers regarding the country of origin of the conflict minerals within the covered products using the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template (the “Template”).

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Each of the seven suppliers were asked to complete the Template. We reviewed the Template responses we received from each of the seven suppliers for completeness and consistency of answers. Our senior management responsible for non-responsive suppliers personally contacted the suppliers in an attempt to elicit responses. All seven suppliers submitted complete and responsive Templates to us.

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Of the seven suppliers, six suppliers reported that the components, parts or other goods that they supplied for the covered products do not contain conflict minerals. The remaining supplier indicated that the components, parts or other goods that it supplied for the covered products contain tungsten and tin. However, that supplier indicated that it did not have information on the country of origin of its conflict minerals. For this supplier, we reviewed information generated in the course of the supply relationship to determine if there exist warning signs or other circumstances indicating that conflict minerals originated or may have originated in the covered countries. There were no such warnings signs or other circumstances.

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The suppliers’ responses to the Template and our contacts with the suppliers to develop conflict materials related information were reported to senior management. Senior management also received updates on monitoring, tracking corrective action and risk mitigation efforts.

IV.	Results

On the basis of the measures described above, we have determined that the covered products are considered to be DRC conflict undeterminable. We do not have sufficient information to determine each of the specific facilities used to process the conflict minerals in the covered products or to identify specific countries of origin for the conflict minerals in the covered products.

We have made this Conflict Minerals Report publically available on our website at: www.wsiindustries.com/company/investor-relations.

V.	Product Description

The covered products, which are those products subject to Rule 13p-1 and this Conflict Minerals Report, are described above.

Our efforts to determine the mine or location of origin of the conflict minerals with the greatest possible specificity are set forth above.

VI.	Strategy to Mitigate Risk

Our primary risk mitigation strategies relating to conflict minerals are to (1) design and implement a due diligence framework conforming, in all material respects, to the OECD Guidance as required by Rule 13p-1 of the Act and (2) continue to enhance our supplier engagement efforts, including working with suppliers who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2015.

Because many supply relationships are dictated to us by our customers, our risk mitigation efforts will be primarily driven by customer requirements and customer policies, if any, relating to conflict minerals.

VII.	Independent Private Sector Audit

An independent private sector audit of this Conflict Minerals Report was not required for calendar year 2014.

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